SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)

EMPIRE PETROLEUM CORPORATION

(formerly Americomm Resources Corporation)

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

030910 20 2

(CUSIP Number)

Albert E. Whitehead

Empire Petroleum Corporation

4444 E. 66th Street, Lower Annex

Tulsa, OK 74136-4207

(918-488-8068)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030910 20 2	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Albert E. Whitehead
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 18,576,156
	8.	SHARED VOTING POWER 2,815,283
	9.	SOLE DISPOSITIVE POWER 18,576,156
	10.	SHARED DISPOSITIVE POWER 2,815,283

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,391,439
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 030910 20 2	13D	Page 2 of 3 Pages

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the Schedule 13D originally filed on March 18, 1998 as amended by Amendment No. 1 to Schedule 13D filed on May 2, 2003, and as further amended by Amendment No. 2 to Schedule 13D filed on April 25, 2007, and as further amended by Amendment No. 3 to Schedule 13D filed on October 14, 2009, on behalf of Albert E. Whitehead, with regard to his beneficial ownership of shares of Common Stock, par value $0.001 per share, of Empire Petroleum Corporation (formerly Americomm Resources Corporation), a Delaware corporation (the “Company”). This Amendment No. 4 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in this Schedule 13D with respect to all items herein is amended and restated to read, in its entirety, as follows:

Item 1.  Security and Issuer.

The securities to which this Schedule 13D relate are shares of common stock, par value $0.001 per share (“Common Stock”), of the Company.

The address of the Company’s principal executive office is 4444 E. 66th Street, Lower Annex, Tulsa, OK 74136-4207. The name and address of the principal executive officer of the Company is Albert E. Whitehead, Chief Executive Officer and President, 4444 E. 66th Street, Lower Annex, Tulsa, OK 74136-4207.

Item 2.  Identity and Background.

(a)	Albert E. Whitehead
(b)	The business address of Mr. Whitehead is 4444 E. 66th Street, Lower Annex, Tulsa, OK 74136-4207.
(c)	Mr. Whitehead’s principal occupation is Chairman of the Board, Chief Executive Officer and President of the Company, which is located at 4444 E. 66th Street, Lower Annex, Tulsa, OK 74136-4207.
(d)	Mr. Whitehead has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e)	Mr. Whitehead has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject ti, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Whitehead is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

On August 24, 2011, Mr. Whitehead purchased 2,000,000 shares of Company common stock at a purchase price of $0.05 per share using his personal funds.

Item 4.  Purpose of Transaction.

Mr. Whitehead received and currently holds the shares of the Company’s common stock, as described herein, for investment purposes.

Mr. Whitehead does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D. However, as reported in its filings with the SEC, the Company continues  to look for merger opportunities and consider public or private financings in order to sustain the Company’s operations on a long term basis.

Item 5.  Interest in Securities of the Issuer.

(a)	Mr. Whitehead is now the beneficial owner of 21,391,439 shares of Common Stock. As of August 24, 2011, there were 85,564,235 shares of the Company’s common stock outstanding. Mr. Whitehead is therefore currently the beneficial owner of 25% of the total issued and outstanding shares of Common Stock. The 21,391,439 include: (i) 18,268,378 shares owned by the Albert E. Whitehead Living Trust, of which Mr. Whitehead is the trustee, (ii) 277,778 shares Mr. Whitehead has the right to acquire pursuant to warrants, (iii) 2,815,283 shares owned by the Lacy E. Whitehead Living Trust, of which Ms. Whitehead, Mr. Whitehead’s wife, is trustee, and in which Mr. Whitehead disclaims beneficial ownership, (iv) 30,000 shares owned by Mr. Whitehead’s grandchildren in an account for which Mr. Whitehead acts as custodian, and in which Mr. Whitehead disclaims beneficial ownership.
(b)	The responses of Mr. Whitehead to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.
(c)	The responses of Mr. Whitehead to Item 3 of this Schedule 13D are incorporated herein by reference.
(d)	Not applicable
(e)	Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not  applicable

Item 7.  Material to Be Filed as Exhibits.

Not applicable

CUSIP No. 030910 20 2	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE PETROLEUM CORPORATION

/s/ Albert E. Whitehead Signature

Albert E. Whitehead, Chairman of the Board, Chief Executive Officer and President Name/Title

August 30, 2011 Date